

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 28, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ELLIOTT OPPORTUNITY II CORP., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant

- Class A ordinary shares, par value $0.0001 per share

- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,

Ben Sawyer

An Intercontinental Exchange Company